Exhibit 99.2

THIS AGREEMENT is made on April 5, 2023

AMONG:

(1)	Nam Tai Property Inc. (“NTP”) is a company incorporated in the British Virgin Islands

(2)	Oasis Management Company Ltd., a Cayman Islands exempted company having its address at Ugland House, PO Box 309 Grand Cayman, KY1-1104, Cayman Islands

(3)	IAT Reinsurance Company Ltd., a Cayman Islands exempted company having its address at Building 4, 2nd Floor, 23 Lime Tree Bay Avenue, Governors Square, Cayman Islands

(4)	IsZo Capital Management LP, an investment fund and a limited partnership incorporated under the laws of the State of Delaware, United States, having its address at 590 Madison Avenue, 21st Floor, New York, NY 10022 and

(5)	Prescott Group Aggressive Small Cap Master Fund GP, a partnership registered under the laws of the State of Oklahoma, United States, having its address at 1924 South Utica Avenue, Suite 1120, Tulsa, Oklahoma 74104

((1) through (5) ae referred to herein separately as “party” and collectively as “parties” and each of (2) through (5) is referred to herein as a “Shareholder” and collectively as “Shareholders”)

WHEREAS:

(A)	Nam Tai Group Limited (“NTG”) is a Cayman Islands exempted company and is a wholly owned subsidiary of NTP.

(B)	Nam Tai Investment (Shenzhen) Co. Limited (“NTI”) is a company incorporated in the People’s Republic of China (“PRC”) and a wholly owned subsidiary of NTG. NTI is, in turn, the parent company of a number of operating subsidiaries in the PRC.

(C)	On 1 December 2021, NTG passed a sole shareholder’s written resolution in respect of NTI which:

(i)	Appointed Mr Yu Chunhua (郁春华) (“Mr Yu”) as the executive director, legal representative and authorized signatory of NTI;

(ii)	Removed Mr Jiabiao Wang (王家标) (“Mr Wang”) as the executive director, legal representative and authorized signatory of NTI;

(iii)	Confirmed that that Mr Wang and Ms Yu Zhang (张瑜) (“Ms Zhang”) had no power whatsoever to possess or control NTI’s chops (including, but not limited to company chop, legal person chop, finance chop, contract chop, invoice chop and chop for taxation purposes, collectively, “NTI chops”), licenses, financial books and records of contracts ("company statutory materials"); and

(iv)	Confirmed that Mr Wang and Ms Zhang were required to coordinate immediately with the new executive director, the new general manager, the new legal representative and the new supervisor of NTI (“New Management”) regarding the transfer and delivery up of the company statutory materials (collectively, “Written Resolutions”).

(D)     The New Management’s attempts to take control of NTI and its subsidiaries have been, and are continuing to be, thwarted by the actions of Mr Wang and Ms Zhang. Such actions have included (but not limited to):

(i)	Mr Wang sent a letter to the Bao’an Branch of the Shenzhen Administration for Market Regulation ("Bao’an AMR"), urging the Bao’an AMR not to register changes in respect of NTI.

(ii)	Mr Wang refused to deliver up the NTI chops to the New Management.

(iii)	Mr Wang commenced proceedings before the Shenzhen Qianhai Cooperation Zone People’s Court (“Qianhai Court”) against (1) NTP (2) NTG and (3) NTI, challenging, inter alia, the validity of the Written Resolutions (“WJB Resolution Validity Case”).

(E)	Due to the above actions, the NTI New Management has been unable to be registered at the Bao’an AMR as of the date of this Agreement.

(F)	To facilitate the New Management’s attempt to be registered at the Bao’an AMR, NTG brought a counterclaim in the WJB Resolution Validity Case, requesting the Qianhai Court to confirm the Written Resolutions valid.

(G)	To obtain the NTI chops, NTG – as the sole shareholder of NTI – commenced proceedings before the Qianhai Court against (1) Mr Wang Jiabiao and (2) Ms Zhang, requesting the Court to, inter alia, order Mr Wang and Ms Zhang to deliver up the NTI chops to Mr Yu. ( “Tort Case”).

(H)	The trial in both the WJB Resolution Validity Case and the Tort Case has been completed pending first-instance judgements issued by the Qianhai Court.

(I)	In the event that Mr Yu ceases to be the executive director and legal representative of NTI, it would increase the difficulty to obtain a favorable decision in the WJB Resolution Validity Case, as the Written Resolutions appointed Mr Yu as NTI New Management. Further, even if a favorable judgement is issued, it may not assist the New Management to be registered at the Bao’an AMR and/or obtain the NTI chops.

(J)	In the event that Mr Yu ceases to be the executive director and legal representative of NTI, it would have negative consequential effect on the Tort case for the following reasons:

(i)	The relief or remedy sought needs to be amended to state that the NTI chops shall be delivered up to another designated individual rather than Mr Yu. It is, however, highly uncertain whether the Qianhai Court would permit the Plaintiff’s application to amend the claim at this stage when the trial is already completed.

(ii)	Even in the exceptional situation where the Qianhai Court permits the above amendment, the Qianhai Court may grant the Defendant a further opportunity to respond to the amendment, which would cause delay in obtaining a judgment.

(iii)	The Defendants (i.e., Mr Wang and Ms Zhang) most likely would take advantage of this application to delay the proceedings by, inter alia, applying for leave to adduce new evidence and even to have another trial.

(K)	In light of the above, each Shareholder acknowledges the importance of having Mr Yu as the executive director and legal representative of NTI before (1) all the proceedings mentioned above and/or (2) any other legal proceeding(s) to be initiated for the purpose of taking control of NTI are closed.

NOW, THEREFORE, each Shareholder, severally and not together with any other Shareholder, hereby agrees with NTP as follows:

1.	For the benefits of the lawful handover of onshore control to NTP, such Shareholder shall not take any action that would, directly or indirectly, result in the removal of, or have the effect of removing, Mr Yu as the executive director and legal representative of NTI, until such time when the conditions (1) NTI New Management obtains the NTI chops and (2) Mr Yu is registered at the Bao’ao AMR as the legal representative of NTI are both satisfied.

2.	This Agreement and any disputes or claims arising out of or in connection with this Agreement shall be governed by and construed in accordance with the Laws of New York.

3.	Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the International Chamber of Commerce. The law of this arbitration clause shall be New York. The seat of arbitration shall be New York. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English.

4.	This Agreement may be executed in four counterparts but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all of which together shall constitute one and the same instrument. E-mailed copies of signatures shall be deemed to be original for the purpose of the effectiveness of this Agreement. If not earlier terminated pursuant to the terms hereof, the obligations hereunder shall terminate by December 31, 2024.

5.	The obligations of each Shareholder under this agreement are several and not joint with the obligations of any other Shareholder, and no Shareholder shall be responsible in any way for the performance or non-performance of the obligations of any other Shareholder under this agreement. Nothing contained herein, and no action taken by any Shareholder pursuant hereto or thereto, shall be deemed to constitute the Shareholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Shareholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this agreement. Each Shareholder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this agreement, and it shall not be necessary for any other Shareholder to be joined as an additional party in any proceeding for such purpose. Each Shareholder has been represented by its own separate legal counsel in its review and negotiation of this agreement. The Company has elected to provide all Shareholders with the same terms and agreement hereunder for the convenience of the Company and not because it was required or requested to do so by any of the Shareholders. It is expressly understood and agreed that each provision contained in this agreement is between the Company and a Shareholder, solely, and not between the Company and the Shareholders collectively and not between and among the Shareholders.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in the first paragraph hereof.

Oasis Management Company Ltd.:

SIGNED by

_____________________________

Name: Phillip Meyer

Title: Director

duly authorized for and on behalf of Oasis Management Company Ltd.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in the first paragraph hereof.

IAT Reinsurance Company Ltd:

SIGNED by

___________________________

Name: David G. Pirrung

Title: CFO

duly authorized for and on behalf of IAT Reinsurance Company Ltd

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in the first paragraph hereof.

IsZo Capital Management LP:

SIGNED by

________________________

Name:

Title:

duly authorized for and on behalf of IsZo Capital Management LP

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in the first paragraph hereof.

Prescott Group Aggressive Small Cap Master Fund GP:

SIGNED by

_________________________

Name: Phil Frohlich

Title: Manager

duly authorized for and on behalf of Prescott Group Aggressive Small Cap Master Fund GP

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in the first paragraph hereof.

Nam Tai Property Inc.:

SIGNED by

__________________________

Name: Michael Cricenti

Title: Chairman

duly authorized for and on behalf of Nam Tai Property Inc.